

March 26, 2010

Mr. Rakesh Malhotra
Chief Financial Officer
Infrastructure Materials Corp.
1135 Terminal Way, Suite 207B
Reno, NV 89502

   Re: Infrastructure Materials Corp.
     Form 10-K for the Fiscal Year Ended June 30, 2009
     Filed September 28, 2009
     Form 10-Q for the Quarterly Period Ended December 31, 2009
     Filed February 12, 2010
     File No. 0-52641

Dear Mr. Malhotra:

   We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Notes to the Consolidated Financial Statements

Note 5 Issuance of Common Shares and Warrants, page 64

1. We note several instances discussed in Notes 5 and 6 to your financial statements in which the terms of your outstanding warrants and/or stock options were modified, or cancelled and re-issued. Please tell us what, if any expense was recorded related to the modification/cancellation and re-issuance of the warrants and options. As part of your response, please provide a table showing all occurrences where the terms of your warrants or options were modified or cancelled and re-issued. Please include the date of the modification, the number of warrants/shares, the terms before modification, the terms after modification,

and the amount of expense, if any, recorded as a result of the modification/cancellation.

Note 6 Stock Based Compensation, page 69

2.   We note your statement at the bottom of page 70, that "The expected forfeiture rate of 0% is based on the vesting of stock options in a short period of time." Given your historical experience of options being cancelled or forfeited, as shown on pages 71 and 72, please tell us why you believe a forfeiture rate of 0% is appropriate.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Note 9 Commitments and Contingencies, page 17

3.   We note your disclosure on page 21 regarding your acquisition of all outstanding shares of Canadian Infrastructure Corp. which closed in February 2010. Please tell us the accounting literature you intend to follow regarding your valuation and recording of this transaction. If you intend to account for this transaction as a business combination to be accounted for under the acquisition method as discussed in FASB ASC Topic 805, please provide us with a preliminary purchase price allocation.

Item 1.01 Form 8-K Filed on February 12, 2010

4.   Notwithstanding your response to the above comment, please confirm, if true, that you were not required to report the transaction with Canadian Infrastructure Corp. under Item 2.01 and Item 9.01 of Form 8-K as a significant acquisition, or otherwise advise.

Engineering Comments

Form 10-K for the Fiscal Year Ended June 30, 2009

Property Location and Description page 11

5.   Please disclose the following information for each of your properties:

•   The nature of your ownership or interest in the property.

•   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

6. In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

7. We note you disclose several tonnage and grade estimates from "public record" reports in your filing. Please clarify if these tonnage and grade estimates are reserves or mineralized material pursuant to the definitions defined in Section (A) of Industry Guide 7. Additionally, comment on the reliability of these "public record" reports. Please revise your disclosure accordingly.

Silver Queen Claim Group, page 11

8. Regulation S-K, Item 102, specifically prohibits the use of terms other than "proven" and "probable" when referring to reserve estimates in documents filed with the Commission. Please remove all resource and reserve estimates other than "proven" and "probable" throughout your entire filing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 regarding engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief